Exhibit 99.1

ARRIS to Acquire Pace plc for $2.1 Billion in Stock and Cash

Acquisition is expected to generate significant earnings accretion for ARRIS

Suwanee, GA and Saltaire, UK – April 22, 2015 – ARRIS Group, Inc. (NASDAQ: ARRS), a global innovator in broadband media technology, and Pace plc. (LSE: PIC) today jointly announced that they have agreed that ARRIS will acquire Pace for aggregate stock and cash consideration of $2.1 billion (£1.4 billion). The acquisition is expected to be accretive to ARRIS Non-GAAP earnings per share in the first 12 months following the acquisition.

Key benefits of the transaction:

•	Accelerates growth strategy

•	~$8B Pro forma revenues

•	~8,500 combined employees, globally based

•	Provides large scale entry into satellite segment

•	Enhances international presence

•	Expands product portfolio across equipment, software, and services

•	Financially compelling

•	$0.45 to $0.55 accretive in the first 12 months after close to Non-GAAP EPS

•	Reduces Non-GAAP tax rate to approximately 26% - 28%

•	Significant synergy opportunity

•	Maintains capital structure flexibility

Transaction details:

The transaction will result in the formation of New ARRIS, which will be incorporated in the U.K., and its operational and worldwide headquarters will be in Suwanee, GA USA. New ARRIS is expected to be listed on the NASDAQ stock exchange under the ticker ARRS. In connection with the formation of New ARRIS each current share of ARRIS will be exchanged for one share in New ARRIS.

Under the agreed upon terms, Pace shareholders will receive £1.325 of cash and a fixed exchange ratio of 0.1455 New ARRIS shares for each Pace share, reflecting aggregate consideration as of April 21, 2015 of £4.265 per share, representing a 28% premium to the Pace closing share price as of April 21, 2015. The cash portion will be funded through a combination of cash and debt. ARRIS has secured a fully committed facility from Bank of America Merrill Lynch to meet the funding requirements.

Pace shareholders will receive approximately 48.2 million shares of New ARRIS in aggregate. On a pro forma basis current ARRIS shareholders will hold ~76% of New ARRIS and Pace shareholders will hold ~24% of New ARRIS. The transaction is expected to be taxable, for U.S. federal income tax purposes, to the shareholders of ARRIS.

The proposed transaction has been approved by the respective Boards of Directors of ARRIS and Pace and is expected to close in late 2015 after the satisfaction of customary closing conditions, including ARRIS and Pace shareholder approval and regulatory approvals.

ARRIS Chairman and CEO, Bob Stanzione will be New ARRIS Chairman and CEO and the then-current ARRIS Board of Directors will serve as the New ARRIS Board of Directors.

“This transaction is another example of ARRIS’s ongoing strategy of investing in the right opportunities to position our company for growth. Adding Pace’s talent, products and diverse customer base will provide ARRIS with a large scale entry into the satellite segment, broaden our portfolio and expand our global presence. We expect this merger will enable ARRIS to increase its speed of innovation. We believe this is a tremendous opportunity for ARRIS and our customers, employees, shareholders and partners around the world as we collaborate to invent the future,” said Bob Stanzione. “We look forward to working with the talented and accomplished team at Pace.”

“Pace plc is a great company with a strong track record of pioneering innovation and excellent customer service. Through a combination of organic development and acquisitions, Pace has grown to be a leading technology solutions provider to the PayTV and Broadband industries serving cable, satellite and telco customers across the globe. Over the last three years, Mike Pulli and the wider Pace team have successfully executed against our strategic plan to develop Pace into a more distinctive, profitable and cash generative company, creating significant value for shareholders.

“The Pace Directors believe that ARRIS’s offer recognises this value and also gives our shareholders the opportunity to share in the future success of the combined group. While we believe that Pace is strongly positioned to continue to execute its strategy in the medium and long term, we believe that the combination of the complementary ARRIS and Pace businesses will create a platform for future growth above and beyond our standalone potential. We believe this is a great fit for both companies, our employees, customers and trading partners,” said Allan Leighton, Chairman of Pace.

Evercore is acting as lead financial advisor; Troutman Sanders is acting as lead US legal counsel and Herbert Smith Freehills is acting as lead UK legal counsel to ARRIS on this transaction. Bank of America Merrill Lynch is also advising ARRIS. J.P. Morgan Cazenove is acting as lead financial advisor and Travers Smith is acting as lead legal counsel to Pace on this transaction.

Conference Call and Webcast Details

ARRIS will host a conference call at 5:00 pm ET today to discuss this announcement. You may participate in this conference call by dialing (888) 713-4218 or (617) 213-4870 from the US, 080 0055 6013 or 020 7136 5118 from the UK prior to the start of the call and providing the ARRIS Group, Inc. name, conference pass code 14190410, and Bob Puccini as the moderator. A replay of the conference call can be accessed approximately two hours after the call through April 29, 2015 by dialing (888) 286-8010 or (617) 801-6888 and using the pass code 55255256. Live internet access to the call will be available through the Investor Relations section of the Company’s website at www.arris.com. A replay will also be made available for a period of 12 months following the conference call on ARRIS’s website at www.arris.com.

Pace acquisition-specific documents can be found at www.arris.com/pace

About ARRIS:

ARRIS is a global innovator in IP, video and broadband technology. We have continually worked with our customers to transform the experience of entertainment and communications for millions of people around the world. The people of ARRIS are dedicated to the success of our customers, bringing a passion for invention that has fueled our history: we created digital TV, delivered the first wireless broadband gateway and are pioneering the standards and pathways for tomorrow’s personalized, Ultra HD, multiscreen, and cloud services. We are dedicated to meeting today’s challenges and preparing for the tasks the future holds. Collaborating with our customers, ARRIS will continue to solve the most pressing challenges of 21st century communications. Together, we are inventing the future. For more information: www.arris.com

For the latest ARRIS news:

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About Pace:

Pace (LSE: PIC) is a leading provider of technology solutions to the PayTV and Broadband industries. With a broad portfolio of customer premises equipment, network solutions, and software and services, Pace empowers service providers to simply and cost-effectively innovate at the speed they want, and to define the evolution of their networks in the way they want for their subscribers. Pace has built up its experience and expertise over 30 years and this is recognized by a customer base of over 200 operators around the globe.

Headquartered in the UK, Pace operates in markets across the world, and employs around 2300 people in locations that also include the USA, France, India, and China. For further information, visit: www.pace.com.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

No Offer or Solicitation

This document is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.

Forward-Looking Statements

This document may contain forward-looking statements concerning certain trends, expectations, forecasts, estimates, or other forward-looking information affecting or relating to PACE or ARRIS or its industry, products or activities that are intended to qualify for the protections afforded “forward-looking statements” under the Private Securities Litigation Reform Act of 1995 and other laws and regulations. Forward-looking statements speak only as to the date of the document and may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “outlook,” “impact,” “potential,” “confidence,” “improve,” “optimistic,” “deliver,” “comfortable,” “trend” and “seeks,” or the negative of such terms or other variations on such terms or comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the possibility that a possible combination will not be completed, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the possible combination, adverse effects on the market price of ARRIS shares and on ARRIS’s or Pace’s operating results because of a failure to complete the possible combination, failure to realize the expected benefits of the possible combination, negative effects relating to the announcement of the possible combination or any further announcements relating to the possible combination or the consummation of the possible combination on the market price of ARRIS shares or Pace shares, significant transaction costs and/or unknown liabilities, customer reaction to the announcement of the combination, possible litigation relating to the combination or the public disclosure thereof, general economic and business conditions that affect the combined companies following the consummation of the possible combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws or their interpretation or application, regulations, rates and policies, future business combinations or disposals and competitive developments. These factors are not intended to be an all-encompassing list of risks and uncertainties. Additional information regarding these and other factors can be found in ARRIS’s reports filed with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2014. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this Announcement could cause ARRIS’s plans with respect to Pace, ARRIS’s or Pace’s actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. ARRIS and Pace expressly disclaim any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Important Additional Information Regarding the Transaction Will Be Filed With The SEC

It is expected that the shares of New ARRIS to be issued by New ARRIS to Pace shareholders under the scheme will be issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. In connection with the issuance of New ARRIS shares to ARRIS stockholders pursuant to the merger that forms a part of the combination, New ARRIS will file with the SEC a registration statement on Form S-4 that will contain a prospectus of New ARRIS as well as a proxy statement of ARRIS relating to the merger that forms a part of the combination, which we refer to together as the Form S-4/Proxy Statement.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4/PROXY STATEMENT, AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Those documents, if and when filed, as well as ARRIS’s and New ARRIS’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov or at ARRIS’s website at http://ir.arris.com. Security holders and other interested parties will also be able to obtain, without charge, a copy of the Form S-4/Proxy Statement and other relevant documents (when available) by directing a request by mail to ARRIS Investor Relations, 3871 Lakefield Drive, Suwanee, GA 30024 or at http://ir.arris.com. Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

ARRIS, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Proxy Statement. Information about the directors and executive officers of ARRIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 9, 2015. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus when it is filed.

Pace and New ARRIS are each organized under the laws of England and Wales. Some of the officers and directors of Pace and New ARRIS are residents of countries other than the United States. As a result, it may not be possible to sue Pace, New ARRIS or such persons in a non-US court for violations of US securities laws. It may be difficult to compel Pace, New ARRIS and their respective affiliates to subject themselves to the jurisdiction and judgment of a US court or for investors to enforce against them the judgments of US courts.

Responsibility

The directors of ARRIS accept responsibility for the information contained in this document and, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and it does not omit anything likely to affect the import of such information.

ARRIS Contacts:

For Investors

Bob Puccini

ARRIS Investor Relations

+1.720.895.7787

bob.puccini@arris.com

For Media

Jeanne Russo

+1.215.323.1880

jeanne.russo@arris.com

PACE Contacts:

For Investors and Media

Chris Mather

+44 7534 875 125

chris.mather@pace.com

ARRIS and the ARRIS Logo are trademarks or registered trademarks of ARRIS Enterprises, Inc. All other trademarks are the property of their respective owners. © ARRIS Enterprises, Inc. 2015. All rights reserved.